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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50074

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dominion Partners, L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4801 Cox Rd., Suite 104
(No. and Street)

Glen Allen (City) VA (State) 23060 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Moncure 804-418-6269
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hansen, Smith, Cone & Robertello, PC
(Name – *if individual, state last, first, middle name*)

9211 Forest Hill Ave., Suite 203 (Address), Richmond (City) VA (State) 23235 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 26 2010
Washington, DC
110

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TA 3/2

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frederick T. Naschold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dominion Partners, L.C., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER J. HELLRUNG NOTARY PUBLIC REG #7100674 MY COMMISSION EXPIRES 4/30/2011 COMMONWEALTH OF VIRGINIA

Signature

Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- N/A [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- N/A [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOMINION PARTNERS, L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2009
with
INDEPENDENT AUDITOR'S REPORT

Table of Contents

		Page
Independent Auditor's Report		2
Exhibit		
A	Statement of Financial Condition	3
B	Statement of Operations	4
C	Statement of Members' Equity	5
D	Statement of Cash Flows	6
Notes to Financial Statements		7-9
Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission		10
Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission		11
Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934		12
Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3		13-14

HANSEN, SMITH, CONE & ROBERTELLO, PC
Certified Public Accountants

MICHAEL R. HANSEN, CPA
SUSAN H. SMITH, CPA
DALE H. CONE, CPA
KATHLEEN A. ROBERTELLO, CPA

9211 FOREST HILL AVENUE
SUITE 203
RICHMOND, VIRGINIA 23235
TELEPHONE (804) 330-3890
FAX (804) 330-4088

INDEPENDENT AUDITOR'S REPORT

Officers and Members
Dominion Partners, L.C.
Glen Allen, Virginia

We have audited the accompanying statement of financial condition of Dominion Partners, L.C. as of December 31, 2009, and the related statements of operations, members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dominion Partners, L.C. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Hansen, Smith, Cone & Robertello, PC

February 16, 2010

Exhibit A

DOMINION PARTNERS, L.C.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2009

ASSETS

Current assets:	
Checking	$130,906
Employee receivables	1,107
Prepaid expenses	2,931
Total current assets	134,944
Furniture and equipment:	
Furniture	7,859
Computer equipment	23,235
	31,094
Less accumulated depreciation	27,498
	3,596
Other asset:	
Deposit	1,370
	$139,910

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accounts payable	$ 275
Pension plan payable	3,066
Total current liabilities	3,341
Members' equity:	
Class A	45,374
Class B	91,195
Total members' equity	$136,569
	$139,910

See accompanying notes to financial statements.

Exhibit B

DOMINION PARTNERS, L.C.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2009

Investment banking fees	$561,440
Operating expenses:	
Employee compensation	421,637
Regulatory fees	620
Depreciation and amortization	1,106
Management fee	10,449
Rent	19,065
Professional services	3,560
Other operating costs	36,284
Total operating expenses	492,721
Operating income	68,719
Other income:	
Interest income	382
Net income	$ 69,101

See accompanying notes to financial statements.

Exhibit C

DOMINION PARTNERS, L.C.

STATEMENT OF MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2009

	Class A	Class B	Total
Balance, January 1, 2009	$ 42,340	$ 85,128	$127,468
Net income	23,034	46,067	69,101
Distributions to members	(20,000)	(40,000)	(60,000)
Balance, December 31, 2009	$ 45,374	$ 91,195	$136,569

See accompanying notes to financial statements.

Exhibit D

DOMINION PARTNERS, L.C.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

Cash flows provided by (used in) operating activities:	
Net income	$ 69,101
Adjustments to reconcile net income to net cash flows provided by (used in) operating activities:	
Depreciation and amortization	1,106
Changes in current assets and liabilities:	
Decrease in accrued interest receivable	160
Decrease in employee receivables	956
Increase in prepaid expenses	(61)
Increase in accounts payable	93
Increase in pension plan payable	1,381
Net cash provided by operating activities	72,736
Cash flows used in investing activities:	
Purchase of computer equipment	(4,128)
Cash flows used in financing activities:	
Distributions to members	(60,000)
Net increase in cash and cash equivalents	8,608
Cash and cash equivalents, beginning of year	122,298
Cash and cash equivalents, end of year	$130,906

See accompanying notes to financial statements.

DOMINION PARTNERS, L.C.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

1. Nature of operations and summary of significant accounting policies

The accounting and reporting policies of the Dominion Partners, L.C. conform to U.S. generally accepted accounting principles.

(a) The Company is a limited liability company formed under the laws of the Commonwealth of Virginia on July 16, 1996. The term of the Company shall continue in full force and effect until December 31, 2045. The Company is a broker/dealer and is a member of the Financial Industry Regulatory Authority (FINRA).

(b) There were no securities transaction during the year.

(c) Investment banking fees are earned from providing merger and acquisition and financial restructuring advisory services. Its customers are principally small and medium size businesses in the eastern United States.

(d) The Company is treated as a partnership for income tax purposes. The Company is not subject to income taxes. The profits and losses are passed through to the members on their individual income tax returns. Therefore, no provisions have been made to reflect tax expense for income in the accompanying statement of operations.

(e) The Company maintains a checking and a money market account in one financial institution. The checking account balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company periodically has funds in excess of $250,000 in the checking account.

(f) Purchases of furniture and equipment are recorded at cost. Depreciation is computed using the Modified Accelerated Cost Recovery System method over estimated useful lives of 5 to 7 years.

(g) The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions

DOMINION PARTNERS, L.C.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

1. Nature of operations and summary of significant accounting policies, (Continued)

that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The ultimate results could differ from those estimates.

(h) For purposes of the accompanying statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

2. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $127,565 which was $122,565 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.26 to 1.

3. Retirement plans

The Company has an employee savings/retirement plan under Section 401(k) of the Internal Revenue Code which covers all eligible employees. The Company matched contributions up to 3% of base salary. Total Company contributions were $11,512 in 2009.

4. Related party transaction

The Company incurs management fees from a partnership whose partners are also members of the Company. Management fees for 2009 were $10,449.

5. Significant customer

Two customers accounted for 51% and 18%, respectively, of investment banking fees in 2009.

6. <u>Members' equity</u>

The Company has two classes of members. Each Member is entitled to vote on a Pro Rata basis with his class. Class A has 45% of the aggregate vote; Class B has 55% of the aggregate vote.

No member can voluntarily resign or withdraw from the Company without the written consent of a majority vote of the Board.

Profits and losses are allocated to each class based on various criteria as defined in the operating agreement.

7. <u>Operating lease</u>

Effective June 1, 2003, the Company entered into a lease agreement for office facilities. The following is a schedule of future minimum rental payments required under an operating lease having initial or remaining noncancellable base terms in excess of one year as of December 31, 2009:

2010	$19,135
2011	19,257
2012	8,045

The Company's total rental expense for 2009 under this operating lease was $19,065. The lease expires May 31, 2012.

8. <u>Other matter</u>

As of December 31, 2009, one customer owed the Company $25,000 in investment banking fees from a transaction which closed during 2008. Due to the uncertain collectibility of these fees, the Company did not record the revenue and related accounts receivable in the accompanying financial statements.

HANSEN, SMITH, CONE & ROBERTELLO, PC
Certified Public Accountants

MICHAEL R. HANSEN, CPA
SUSAN H. SMITH, CPA
DALE H. CONE, CPA
KATHLEEN A. ROBERTELLO, CPA

9211 FOREST HILL AVENUE
SUITE 203
RICHMOND, VIRGINIA 23235
TELEPHONE (804) 330-3890
FAX (804) 330-4088

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Officers and Members
Dominion Partners, L.C.
Glen Allen, Virginia

We have audited the accompanying financial statements of Dominion Partners, L.C. as of and for the year ended December 31, 2009, and have issued our report thereon dated February 16, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hansen, Smith, Cone & Robertello, PC

February 16, 2010

Schedule 1

DOMINION PARTNERS, L.C.

COMPUTATIONS OF NET CAPITAL
UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

NET CAPITAL:	
Total members' equity	$136,569
Total members' equity qualified for net capital	136,569
Total capital and allowable subordinated liabilities	136,569
Less nonallowable assets	9,004
Net capital before haircuts on securities positions	127,565
Haircuts on securities	-
Net capital	$127,565
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum net capital requirement	$ 222
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$122,565
Excess net capital at 1000%	$127,230
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
Total aggregate indebtedness	$ 3,341
Percentage of indebtedness to net capital	3%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	0%

Note: There are no material differences between the Company's corresponding unaudited Part II of Form X-17-A-5 as of December 31, 2009.

See independent auditors' report on supplementary information.

DOMINION PARTNERS, L.C.

EXEMPTION PROVISION OF RESERVE REQUIREMENTS
PURSUANT TO 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2009

The Company is exempt under Rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

See independent auditors' report on supplementary information.

HANSEN, SMITH, CONE & ROBERTELLO, PC
Certified Public Accountants

MICHAEL R. HANSEN, CPA
SUSAN H. SMITH, CPA
DALE H. CONE, CPA
KATHLEEN A. ROBERTELLO, CPA

9211 FOREST HILL AVENUE
SUITE 203
RICHMOND, VIRGINIA 23235
TELEPHONE (804) 330-3890
FAX (804) 330-4088

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Officers and Members
Dominion Partners, L.C.
Glen Allen, Virginia

In planning and performing our audit of the financial statements and supplemental schedule of Dominion Partners, L.C. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Hansen, Smith, Cone & Robertello, PC

February 16, 2010